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EXHIBIT 2.1

                              MULTI-PARTY AGREEMENT
                              ---------------------

         This Multi-Party Agreement (the "Agreement") is entered into as of this 4th day of June, 2001, by and between Counsel Corporation, a Canadian corporation ("Counsel"), PT-1 Counsel, Inc., a/k/a/ PT-I Long Distance, Inc., a Delaware Corporation ("Buyer"), WorldxChange Communications, Inc., a Delaware Corporation and debtor-in-possession (the "Debtor"), George Farley, in his capacity as Trustee of the D&K Grantor Retained Annuity Trust (the "Trust"), and with the consent as to specified provisions of the Official Committee of Unsecured Creditors (the "Committee"). Collectively, Counsel, Buyer, the Trust and the Committee are referred to herein as "Parties," and individually each is a "Party."

         WHEREAS, an auction was held on May 24, 2001 pursuant to the May 18, 2001 Sale Procedures Order entered by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, in the matter known as IN RE:
WORLD ACCESS, INC., ET AL., Case No. 01-B-14633 (jointly administered);

         WHEREAS, on May 25, 2001, an Order Approving Auction Sale ("Order") was entered by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, in the matter known as IN RE: WORLD ACCESS, INC., ET AL., Case No. 01-B-14633 (jointly administered);

         WHEREAS, the Order identified Counsel as the Successful Bidder for certain of the assets of the Debtor, such assets being denominated as the Purchased Assets and defined in the Order;

         WHEREAS, the Trust holds a security interest in the Purchased Assets;

         WHEREAS, the Closing (as described in the Order) of WxC's sale of the Purchased Assets to Counsel shall take place at the offices of Lamberth, Bonapfel, Cifelli & Stokes, P.A., 3343 Peachtree Road, N.E., Suite 550, Atlanta, GA 30326 on June 4, 2001 ("Closing Date");

         WHEREAS, pursuant to the Order, Counsel is to pay, at Closing and on the Closing Date, USD $15,000,000 (Fifteen Million U.S. Dollars) for the Purchased Assets, which sum shall, at the Closing, be adjusted, on a dollar for dollar basis, upward or downward, in an amount equal to the amount by which the WxC U.S. retail accounts receivable, as of the Closing, differ from the amount of WxC's U.S. retail accounts receivable existing as of the close of business on May 24, 2001 ("Adjusted Purchase Price"), calculated on a consistent basis in accordance with WxC's post-petition practice and as calculated by WxC for purposes of demonstrating adequate protection in connection with WxC's motion for authority to use cash collateral (such retail accounts receivable so calculated shall be known as "Retail A/R");


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         WHEREAS, the Trust, as a holder in due course of a security interest in the Purchased Assets, is entitled to receive the Adjusted Purchase Price to be paid at Closing on the Closing Date;

         WHEREAS, Counsel has designated its affiliate, Buyer, to assume all of Counsel's rights and responsibilities at Closing and thereafter with respect to the Purchased Assets; and,

         WHEREAS, the Parties have agreed to modify the Trust's receipt of the Adjusted Purchase Price as set forth in this Agreement and the amount of the Trust's claim satisfied in connection herewith;

         NOW, THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

         1. MODIFICATION OF TRUST'S RECEIPT OF ADJUSTED PURCHASE PRICE. At Closing, the Parties agree that Buyer will cause to be wired USD $11,500,000 (Eleven Million Five Hundred Thousand U.S. Dollars) to the Trust and the parties hereto authorize Debtor to cause Debtor's co-counsel, Katten Muchin & Zavis, to transfer at Closing USD $1,500,000 (One Million Five Hundred Thousand U.S. Dollars) held by such Debtor's co-counsel in escrow pursuant to the Order as the earnest money deposit to the Trust, in each case pursuant to the wire instructions attached hereto as Exhibit A. Any interest earned on the earnest money deposit is to be returned to Counsel.

         2. ADJUSTED PURCHASE PRICE. Notwithstanding anything to the contrary in the Order, the parties agree that the purchase price for the assets shall be the fixed sum of USD $13,000,000 (Thirteen Million U.S. Dollars) and that upon receipt of the payments called for under paragraph 1 hereof the purchase price shall be deemed paid in full. The purchase price shall be subject to future modification only as follows: the Trust shall be permitted to collect the receivables from Debtor's wholesale business so long as the Trust diligently pursues collection and uses commercially reasonable efforts to maximize collections and without limiting the Buyer's right to engage in collection activities in conjunction with the Trust. All proceeds collected after Closing whether by the Trust, Buyer or Debtor from the collection of the wholesale receivables shall be deposited into a segregated account maintained by Buyer for the exclusive benefit of the Trust and the Buyer, as their interests appear herein. Buyer shall report orally on a weekly basis and in writing on a monthly basis to the Trust as to the status of the collections of the wholesale receivables. With respect to such wholesale receivables, the first USD $2,700,000 Dollars (Two Million Seven Hundred Thousand US Dollars) shall belong exclusively to the Buyer and any sums collected over and above the sum USD $2,700,000 Dollars (Two Million Seven Hundred Thousand US Dollars), net of collection costs incurred by Buyer, shall be for the account of the Trust and shall be promptly remitted by Buyer to the Trust as received. For purposes of calculating such USD $2.7 million to be paid to the Buyer, any agreement by Buyer or on behalf of Buyer to receive payment of wholesale receivables over time or by way of providing services shall be treated as a payment in cash for the agreed upon present value of such payments or services at the time of the


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agreement. Once the Buyer has been paid its USD $2.7 million in full, the Trust has the option of having any collections of such accounts receivable deposited directly in the Trust's bank accounts. There shall be no other adjustments to the Purchase Price whether by reason of the collection of other accounts receivable, increases or decreases in the level of the accounts receivable, or otherwise, the Debtor having represented to the Committee that the amount of retail accounts receivable has not, to the Debtor's knowledge, changed materially from that on May 24, 2001.

         3. ACKNOWLEDGMENT REGARDING PARTIAL SATISFACTION OF SECURITY INTEREST. The payment to the Trust of the amounts specified in paragraphs 1 and 2 hereof shall be deemed by the Trust to satisfy the Trust's security interest in Debtor's assets in an amount equal to USD $16,500,000 Dollars (Sixteen Million Five Hundred Thousand US Dollars).

         4. TRUST'S AUDIT RIGHTS OF WXC'S WHOLESALE ACCOUNTS RECEIVABLE. Subsequent to Closing, the Trust shall have the right, at its sole election, to audit all relevant books and records that reflect the balance and collection of WxC's wholesale accounts receivable. The Parties agree to cooperate in good faith to permit the Trust to exercise its rights pursuant to this Paragraph 4.

         5. USE OF CASH RECEIPTS The Debtor agrees that any and all cash on hand and any cash collections received by Debtor through the Closing Date shall be applied directly to pay amounts due by Debtor post-petition to the incumbent local exchange carriers (ILEC's) accrued on a post-petition basis that are in the approved cash collateral budget, less an amount reserved for payment of accrued commission expenses for multi-level marketing (for which payment the Debtor promptly shall seek, and all parties shall support, Court approval of a modification of the cash collateral orders by no later than June 15, 2001)(the "Cash Collateral Modification Motion")), and pending Court determination of the Cash Collateral Modification Motion the sum of $526,000, subject to adjustments for any miscellaneous commission accruals for the period from the end of the most recent payroll period through the Closing Date as agreed to by Buyer and Debtor, will be held in trust by the Debtor for the purpose of paying such accrued commission expenses. Any employee compensation accruals for the period from the end of the most recent payroll period through the Closing Date may be paid as discussed with and confirmed with Buyer. Any funds from collections received by Debtor subsequent to the Closing shall be the property of Buyer and shall be promptly remitted by Debtor to Buyer.

         6. CANADIAN SUBSIDIARY Notwithstanding the provisions of paragraph 6(a) of the Order, the parties acknowledge and agree that the Purchased Assets shall not include any stock or other equity interest in Debtor's Canadian subsidiary, WorldxChange Communication, Inc. (Canada).

         7. EXTENSION OF CONTRACT ASSUMPTION AND/OR REJECTION DATE. The Buyer, the Debtor and the Committee hereby extend by mutual consent under Section 6(c) of the Order the time within which the Purchaser may advise the Debtor of its intentions to have the Debtors either assume and assign or reject executory contracts or unexpired leases that the Debtors have not yet assumed and assigned and/or rejected until one hundred and twenty (120) days from the Closing Date

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provided solely in the case of the Committee's consent to such extension that, if following the initial period of thirty (30) days following the Closing the amount of the accrued post-petition liability for executory contracts that have not been rejected or designated by the Buyer for rejection accruing on the monthly basis (the "Monthly Accrual") is greater than $1 million, then unless Buyer provides assurance of its obligation to pay such amounts for future monthly periods satisfactory to the Committee (the Committee acknowledging that a surety bond or letter of credit for the amount of the Monthly Accrual from time to time for executory contracts not rejected or designated by the Buyer for rejection being sufficient), then the Committee can by written notice to Buyer not less than three (3) business days following delivery of the items referred to in the immediately following sentence, withdraw its agreement to the extension pursuant to this Section 5 (which shall operate to rescind the consensual extension), without prejudice to Buyer's right to subsequently either
(i) provide such satisfactory assurance consistent herewith or (ii) seek a Court order approving the extension without providing such assurance. Buyer shall provide to the Committee, not more than twenty-five (25) days following the Closing, the following: (a) a list of executory contracts not yet rejected or designated for rejection, (b) a reasonable estimate of the Monthly Accrual and
(c) Buyer's intended means of providing performance assurance to the Committee's advisors, and each of Buyer and the Committee in good faith shall cooperate to reach consensus on the amount of the Monthly Accrual and reasonable performance assurance from time to time. The items in the prior sentence shall be provided by Buyer to the Committee in writing by either facsimile (confirmed by telephone), e-mail transmission (confirmed by telephone), hand delivery or overnight courier services, effective upon the date of receipt, to the following: (a) Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, NY 10005, Attention: Michael J. Edelman, Tel.: 212-530-5059, Fax:
212-822-5059, E-Mail: medelman@milbank.com; (b) Pricewaterhousecoopers LLP, 2710 Sand Hill Road, Menlo Park, CA 94025, Attention: Glenn Hiraga, Tel: 213 236-4519, Fax: 213 452-7887, E-Mail: glenn.a.hiraga@us.pwcglobal.com; and (c) Houlihan Lokey Howad & Zukin, 685 Third Avenue, New York, NY 10017-4024,
Attention: John A. McKenna, Tel.: (212) 497-4124, Fax: (212) 661-3070, E-Mail:
jmckenna@hlhz.com.

         8. AMENDMENT. No Amendment of this Agreement shall be valid or binding on the Parties unless such amendment shall be in writing and duly executed by an authorized representative of each Party.

         9. ASSIGNMENT. No Party may assign or delegate any of its rights or obligations under this Agreement, PROVIDED THAT Buyer is permitted to assign or delegate its rights to any successor to the Buyer's business.

         10. COUNSEL GUARANTEE. Counsel hereby agrees to fully and unconditionally guarantee Buyer's performance hereunder including those obligations and payments provided in paragraph 2 hereof and under the Transition Services Agreement dated on or about the date hereof and any obligations to Debtor under any of the executory contracts to be assumed by the Buyer hereafter.

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         11. GOVERNING LAW. This Agreement shall be governed by the laws of the
State of New York, without regard to its choice of law provisions (except to the extent superseded by federal bankruptcy law).

         12. ENTIRE AGREEMENT; NO REPRESENTATION OR WARRANTIES; REVIEW OF AGREEMENT; PARTIES' RELATIONSHIP. This Agreement sets forth the entire understanding between the Parties. No Party makes any representation or warranty to any other Party (other than with respect to the authority of the undersigned to execute this Agreement on behalf of their respective Parties). Except as expressly set forth in this Agreement, nothing herein shall be deemed to affect the terms of the Order or the Parties' obligations thereunder. All parties hereto expressly submit themselves to the jurisdiction of U.S. Bankruptcy Court with respect to this Agreement and the transactions contemplated hereby. Each Party has reviewed this Agreement with its respective attorneys, and each party fully understands and agrees to abide by all terms contained herein. Counsel and Buyer specifically agree and acknowledge that they have not, do not and will not rely on any legal, regulatory, financial, business or other advice from the Trust with respect to (i) the decision to acquire the Purchased Assets and (ii) entering into this Agreement, and Counsel and Buyer forever release, waive and discharge any claim either or both parties had, have or may have against the Trust, whether known or unknown and whether arising in law or equity, based on any alleged reliance. This Agreement shall not be construed or interpreted to create a joint venture, partnership, limited partnership or any other business relationship or association whatsoever between the Trust, on the one hand, and Buyer and Counsel on the other hand.

         13. AUTOMATIC TERMINATION. In the event that the Closing does not occur on the Closing Date or the Trust does not receive the payment set forth in Paragraph 1 of this Agreement by 11:00 a.m. ET on June 5, 2001 (the parties agreeing that payment shall be made by wire transfer received at the opening of business on June 5, 2001), this Agreement shall terminate automatically and shall become null and void.

         14. FAX SIGNATURES; COUNTERPARTS. The parties agree that the execution and delivery of this Agreement and the agreements and instruments related hereto may occur by facsimile transmission, and this Agreement and the related agreements and instruments may be so executed in one or more counterparts, each of which shall be deemed an original hereof and together shall represent one and the same agreement.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective authorized representatives as of the date first written above.



                   - SIGNATURES APPEAR ON THE FOLLOWING PAGE -


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COUNSEL CORPORATION                            PT-1 COUNSEL, INC.


By:________________________________            By:______________________________


Name: _____________________________            Name: ___________________________


Title: ____________________________            Title: __________________________
D&K GRANTOR RETAINED ANNUITY TRUST             WORLDXCHANGE COMMUNICATIONS, INC.


By:________________________________            By:______________________________


Name: _____________________________            Name: ___________________________


Title: ____________________________            Title: __________________________
CONSENTED TO AS TO SECTIONS 1, 2, 3, 5,
6, AND 7

OFFICAL COMMITTEE OF UNSECURED CREDITORS


By:______________________________


Name: ___________________________


Title: ____________________________


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                                    EXHIBIT A
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